FILED PURSUANT TO RULE 424(B)(3)

File Number 333-181873

SUNGARD DATA SYSTEMS INC.

SUPPLEMENT NO. 8 TO

MARKET-MAKING PROSPECTUS DATED JUNE 18, 2012

THE DATE OF THIS SUPPLEMENT IS DECEMBER 21, 2012

ON DECEMBER 20, 2012, SUNGARD DATA SYSTEMS INC. FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K DATED DECEMBER 17, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 17, 2012

Commission file numbers:

SunGard Capital Corp. 000-53653

SunGard Capital Corp. II 000-53654

SunGard Data Systems Inc. 1-12989

SunGard® Capital Corp.

SunGard® Capital Corp. II

SunGard® Data Systems Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	20-3059890
Delaware	20-3060101
Delaware	51-0267091
(State or other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

                             Not Applicable

(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Amendment and Restatement Agreement

On December 17, 2012, SunGard Data Systems Inc. (the “Company”) entered into an Amendment and Restatement Agreement (the “Fifth Amendment”) by and among the Company, SunGard Holdco LLC (“Holdings”), JPMorgan Chase Bank, N.A., as administrative agent, swing-line lender, and L/C Issuer, and the lenders party thereto, to the Amended and Restated Credit Agreement dated as of August 11, 2005, as amended and restated as of June 9, 2009, as further amended by the First Refinancing Amendment dated as of January 31, 2011, as further amended by the Second Refinancing and Incremental Amendment dated as of March 11, 2011, as further amended by the Third Amendment dated as of November 10, 2011, and as further amended by the Fourth Amendment and Restatement Agreement dated as of March 2, 2012.

Among other things, the Fifth Amendment:

•	allows for the issuance of an incremental term loan of $720,000,000 (the “Tranche D Term Loan”);

•	permits incremental credit extensions under the restated credit agreement in an amount of $750,000,000; and

•

modifies certain covenants and other provisions in order to, among other things, permit restricted payments with the net proceeds of the Tranche D Term Loan and available cash in an aggregate amount not in excess of $750,000,000.

Certain of the lenders under the credit facility are affiliates of Goldman Sachs Group, Inc., Goldman, Sachs & Co. and certain of their affiliates, which collectively beneficially own approximately 11% of SunGard Capital Corp. and SunGard Capital Corp. II, the Company’s indirect parent companies. Certain of the lenders under the credit facility, or their affiliates, have provided, and may in the future from time to time provide, certain commercial and investment banking, financial advisory and other services in the ordinary course of business for the Company and its affiliates, for which they have in the past and may in the future receive customary fees and commissions. In addition, in the ordinary course of business, the Company has provided, and may in the future provide, products and services to certain lenders under the credit facility and their affiliates.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Fifth Amendment, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Second Amended and Restated Credit and Security Agreement

On December 19, 2012, SunGard AR Financing LLC (“Financing”) a subsidiary of the registrants, entered into a Second Amended and Restated Credit and Security Agreement (the “Amendment”) under its syndicated receivables facility with each of the financial institutions signatory thereto from time to time, as the Lenders and General Electric Capital Corporation, as a Lender, as Swing Line Lender and administrative agent (“Receivables Facility”).

Among other things, the Amendment:

•	extends the maturity date of the Receivables Facility from September 30, 2014 to December 19, 2017;

•	reduces the aggregate commitments from $290 million to $275 million; and

•	modifies certain other terms.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, filed as Exhibit 10.2 hereto and incorporated by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth above in Item 1.01 is hereby incorporated by reference into this Item 2.03.

Item 3.03	Material Modification to Rights of Security Holders.

On December 19, 2012, SunGard Capital Corp. II filed a Second Amended and Restated Certificate of Incorporation (the “Restated Certificate”) with the Secretary of State of the State of Delaware, reflecting certain amendments to the provisions regarding the payment of dividends, exculpation and indemnification. The Restated Certificate became effective on December 19, 2012.

A copy of the Restated Certificate is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Item 5.03	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information set forth under the caption “Item 3.03 Material Modification to Rights of Security Holders” is incorporated herein by reference.

Item 8.01	Other Events.

On December 19, 2012, the Board of Directors of SunGard Capital Corp. II declared a cash dividend on the preferred stock of $72.80 per share, for an aggregate total amount of approximately $718 million. The dividend will be payable to stockholders of record as of December 19, 2012 and is expected to be paid on December 21, 2012. As a result of the dividend, the company will make approximately $30 million of dividend-equivalent cash payments to certain of its equity award holders, which will be paid over the course of five years.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

3.1	Second Amended and Restated Certificate of Incorporation of SunGard Capital Corp. II

10.1	Amended and Restated Credit Agreement, dated as of August 11, 2005, as amended and restated as of June 9, 2009, as further amended by the First Refinancing Amendment dated as of January 31, 2011, as further amended by the Second Refinancing and Incremental Amendment dated as of March 11, 2011, as further amended by the Third Amendment dated as of November 10, 2011, as further amended by the Fourth Amendment and Restatement Agreement dated as of March 2, 2012, and as further amended by the Fifth Amendment and Restatement Agreement dated as of December 17, 2012 among SunGard Data Systems Inc., SunGard Holdco LLC, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto.

10.2	Second Amended and Restated Credit and Security Agreement, dated as of December 19, 2012, by and among SunGard AR Financing LLC as the Borrower, the financial institutions party thereto from time to time as the Lenders, and General Electric Capital Corporation as a Lender, Swing Line Lender and Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Capital Corp. SunGard Capital Corp. II

December 20, 2012	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunGard Data Systems Inc.

December 20, 2012	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Senior Vice President-Legal and Chief Legal Officer